UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: OCTOBER 23, 2008
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                 No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                 No       ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐                 No       ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated October 23, 2008.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  Ocrober 23, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. SCHEDULES THIRD QUARTER EARNINGS RELEASE AND CONFERENCE CALL

ATHENS, Greece, October 23, 2008  -- Capital Product Partners L.P. (Nasdaq: CPLP) today announced that it will release financial results for the third quarter ended September 30, 2008, on Friday, October 31, 2008, before the NASDAQ market open. Following the release of its results, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer, will host an interactive conference call on Friday, October 31, 2008 at 10:00 am Eastern Time (U.S.).

The public is invited to listen to the conference call by dialing 1-866-793-4279 (U.S. and Canada), or +1-703-621-9126 (international); reference number 631019. Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership's website at www.capitalpplp.com. An audio webcast of the call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.

A replay of the call will be available through midnight Eastern Time on Tuesday, November 3, 2008. The replay can be accessed by calling 1-866-676-5865 (U.S. and Canada) or +44-208-609-0289 (international). The access code for the replay is 239181#. A replay of the webcast can also be accessed from the company's website and will be available for 30 days following the call.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 18 modern vessels, comprising 15 MR tankers, two small product tankers and one Suezmax crude oil tanker. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

 For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

CONTACTS: Capital GP L.L.C.
         Ioannis Lazaridis, Chief Executive Officer and
         Chief Financial Officer
         +30 (210) 4584 950
         i.lazaridis@capitalpplp.com

         Capital Maritime & Trading Corp.
         Merete Serck-Hanssen, SVP Finance
         +1 (203) 539-6273
         m.serckhanssen@capitalpplp.com